Filed by Equity One, Inc. and UIRT Holding Corp.
                           Pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended Subject Company: Equity One, Inc. and UIRT Holding Corp.
                           Registration No. 333-64272

Investors and security holders are urged to read the proxy statement/prospectus that is included in the Amendment No. 1 to Registration Statement on Form S-4 (Registration No. 333-64272) filed jointly by Equity One, Inc. ("Equity One") and UIRT Holding Corp. ("UIRT Holding") with the SEC on August 1, 2001 in connection with Equity One's proposed acquisition of United Investors Realty Trust ("UIRT") because it contains important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other relevant documents filed by Equity One, UIRT Holding and UIRT with the SEC at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and such other documents may also be obtained for free from Equity One by directing such requests to Equity One, Inc., 1696 NE Miami Gardens Drive, North Miami Beach, Florida 33179, Attention: Investor Relations (telephone: (305) 947-1664).

The following communications contain forward-looking statements that are subject to various risks and uncertainties. Such forward-looking statements are made pursuant to the "safe-harbor" provisions of the private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. Factors that could postpone or prevent the closing of the UIRT acquisition or the acquisition by Equity One of Centrefund Realty (U.S.) Corporation, or CEFUS, as discussed in the attached communications, include the failure to receive the necessary approval from the UIRT shareholders, changes in macro-economic conditions that have a material adverse effect on Equity One, UIRT or CEFUS; and material decreases in Equity One's stock price. In addition, Equity One is subject to other risks, which are described in Equity One's filings with the Securities and Exchange Commission.



           THE FOLLOWING PRESS RELEASE WAS ISSUED BY EQUITY ONE, INC.
                              ON SEPTEMBER 21, 2001

                                Equity One, Inc.
       (GRAPHIC OMITTED)        1696 NE Miami Gardens Drive
                                North Miami Beach, FL  33179
                                (NYSE: EQY)



FOR FURTHER INFORMATION:
Chaim Katzman, CEO
Howard Sipzner, CFO
Michele Guard, Investor Relations
305-947-1664



     September 21, 2001

                           EQUITY ONE, INC. COMPLETES
               ACQUISITION OF CENTREFUND REALTY (U.S.) CORPORATION

   EQUITY ONE NOW THE 3RD LARGEST PUBLICLY-TRADED FLORIDA SHOPPING CENTER REIT
   ---------------------------------------------------------------------------

NORTH MIAMI BEACH, FL., September 21, 2001 - Equity One, Inc. (NYSE: EQY) today announced that it has completed its acquisition of Centrefund Realty (U.S.) Corporation ("CEFUS"), an indirectly, wholly-owned subsidiary of First Capital Corporation ("First Capital"), a publicly-traded (TSE:FCR) Canadian real estate company formerly known as Centrefund Realty Corporation. The acquisition firmly establishes Equity One as the third-largest, publicly-traded Florida shopping center real estate investment trust ("REIT"). Overall, Equity One now owns 61 properties encompassing over 6.5 million square feet, with a focus on supermarket-anchored shopping centers in the major growth markets of Florida and Texas.

"We are very pleased to close the transaction with CEFUS as planned," stated Chaim Katzman, Chairman and Chief Executive Officer of Equity One. "With this acquisition, we are well underway on our strategy of building critical mass in our key markets in the South and Southeast via strategic transactions. We anticipate significant benefits from our larger size in terms of tenant relationships, operating efficiencies and access to capital."

As provided for in the stock exchange agreement, First Capital received 10.5 million shares of Equity One common stock, increasing Equity One's outstanding shares by 67% from approximately 15.5 million to approximately 26 million. In connection with the transaction, Equity One also assumed approximately $149 million of CEFUS's outstanding debt. The shares received by First Capital pursuant to the stock exchange agreement are restricted securities subject to future registration rights.

                             ABOUT EQUITY ONE, INC.

Equity One, Inc. (NYSE:EQY) is a self-administered, self-managed real estate investment trust that principally acquires, renovates, develops and manages community and neighborhood shopping centers anchored by national and regional supermarket chains. The Company's portfolio currently consists of 61 properties located in metropolitan areas of Florida and Texas, encompassing 40 supermarket-anchored shopping centers, 4 drug store-anchored shopping centers, 11 other retail-anchored shopping centers, 5 commercial properties and 1 development site, as well as interests in 5 joint ventures. Assuming the closing of the pending merger transaction with United Investors Realty Trust ("UIRT"), a publicly-traded REIT, Equity One will own a total of 84 properties primarily located in metropolitan areas of Florida and Texas, encompassing 54 supermarket-anchored shopping centers, 6 drug store-anchored shopping centers, 18 other retail-anchored shopping centers, 5 commercial properties and 1 development site, as well as interests in 6 joint ventures. For more information, please visit Equity One's website at WWW.EQUITYONE.NET.

                           FORWARD LOOKING STATEMENTS

Certain matters discussed in this press release constitute forward-looking statements within the meaning of the federal securities laws. Although Equity One believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be achieved. Factors that could postpone or prevent the closing of the UIRT acquisition include the failure to receive the necessary approval from the UIRT shareholders and changes in macro-economic conditions that have a material adverse effect on Equity One or UIRT. In addition, Equity One is subject to other risks, which are described in Equity One's filings with the Securities and Exchange Commission.